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"ZipRecruiter® for schools and colleges" - Yahoo Finance


PREPPS
THE ZIPRECRUITER® FOR STUDENTS AND COLLEGES

prepps.com New Haven CT

Software Technology Community B2B Social Impact

OVERVIEW UPDATES WHAT PEOPLE SAY 5 ASK A QUESTION 1

Highlights

1. Through Prepps, elite colleges can fulfill diversity commitments by reaching low-income communities.
2. Up to 80% reduction in advertising spend for colleges; currently at 40% of their tuition revenue.
3. More opportunities for students from low-income districts to apply to elite institutions.
4. PREPPS aims to be the market leader in the $10 Billion College Recruitment Industry

Our Team



Christian Dupervil Co-Founder & CEO

Master's degree in Higher Education Administration; Bachelor's degree in Marketing; 7 years of progressive experience in college admissions. Dedicated to improving the lives of others.

Higher education is my passion. I have spent my career in higher education and hold a graduate degree. My studies, along with my work experience highlighted a need for a refresh to the college search and recruitment.



Derek Cromwell Co-Founder & Youth Empowerment Officer

Recruiter for the Marines. A strong advocate of better education for America's Next Generation.



Nicole Givens Vice President of Partnerships

My 15+ years working in the higher education field has always been driven by my passion to provide students with 'Choice' and 'Opportunity', which aligns with the focus of Prepps.

The $10Billion college recruitment system needs a change.

A college of Pharmacy, for example, has <u>no database</u> to search for high school students interested in Pharmacy. That doesn't exist! (very weird, right?).

An average college spends **$140,000** on ads and still doesn't achieve satisfactory results.

PREPPS is the World's first database to solve all these problems.



PREPPS
is the Solution



WITH PREPPS:
Colleges can save thousands of dollars on advertising
More options for students from low-income districts
Colleges can reach out to a wider network of students

PREPPS allows colleges to search, connect and recruit students digitally. Through Prepps, elite colleges can fulfill diversity commitments by reaching low-income communities.



1st Online Database
PREPPS is the 1st online database allowing colleges to search student profiles by:
Career Interest
ZIP Code
GPA
PREPPS
Recruiter
Search Student Profiles
Name
Zip Code
State
Career Interest
GPA
Search
Reset
© Prepps

As seen on:

azcentral. yahoo! finance BUSINESS INSIDER

Watch this video to see how PREPPS works:



PREPPS: Better Student Recruitment for American Colleges. More op...
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Watch on YouTube

Market Research


Spending on digital ads is on the rise
$730 Million
Advertising Spend by Degree Granting Colleges in USA in 2017, the most recent year for which data are available
© Brookings.edu
$10 Billion - $40 Billion
The annual advertising spend by American colleges expected to grow inexorably
© Strayer University
$140,000
Average spend by Colleges on Student Recruitment

In fact, some colleges spent **40% of tuition revenue** on adverts to attract new students.

Did you know that a majority of the highest performing students from low-income districts never apply to a single competitive college?

PREPPS is tearing down barriers so students from low-income groups are made aware of all their options


Low-Income students are over-looked
High schools receiving visits were in Wealthier Neighborhoods
Median neighborhood income for...
Typical skipped high school
Typical visited high school
Stony Brook U.
$ 68.500
$ 110.800
Rutgers U.-New Brunswick
$ 67.000
$ 117.600
U. of Massachusetts-Amherst
$ 66.300
$ 109.800
North Carolina State U.-Raleigh
$ 65.800
$ 73.900
U. of California-Irvine
$ 64.800
$ 73.400
U. of Kansas
$ 63.900
$ 87.300
U. of Pittsburgh-Pitts. Campus
$ 63.400
$ 103.900
U. of South Carolina Columbia
$ 63.100
$ 95.700
U. of Georgia
$ 63.000
$ 87.600
U. of Colorado Boulder
$ 62.700
$ 105.600
U. of Cincinnati-Main Campus
$ 62.600
$ 95.000
U. of California-Berkeley
$ 62.600
$ 94.300
U. of Nebraska-Lincoln
$ 61.200
$ 77.600
U. of Alabama
$ 59.700
$ 88.200

PREPPS is the **first-ever marketplace** that allows colleges to search students by career interest, matching their academic program to the student, and connect with them directly.


Our Unique Value Proposition
Robust & Effective Advertising Solutions for Colleges
More options for students from low-income groups
More inclusive and Diverse Society


Revenue Model
FREE
for Students
+
Colleges
pay a
MEMBERSHIP
FEE


Revenue, in Millions US$
60
50
40
30
20
10
0
11.9M
26.4M
55.7M
Year 1
Year 2
Year 3

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

Year	Colleges	Recurring Revenue (USD)
Year 1	500	$11.9M
Year 2	1150	$26.4M
Year 3	2000	$55.7M


2,000
Colleges
$55.7 Million
Revenue
in 3 Years

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

More on Revenue Projections

There are **5300** Colleges & Universities in the USA.

With only **500** paid members, PREPPS will generate a **recurring** revenue of **$11.9M** a year.


500
paid members
500
≈ 4800 colleges & Universities in USA
$11.9M
recurring revenue

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

INVESTMENT OPPORTUNITY

We are looking to raise $107,000 to help us modernize and disrupt the $10Billion student recruitment industry.

We are offering **S.A.F.E. (Future Equity)** on an **$5M valuation** and we are aiming to be valued at **$55.7M in 3 years' time. This future valuation and growth, if any, cannot be guaranteed.**

Use of funds


Software Improvement (45%)
Marketing (35%)
Sales Team (20%)
Marketing
Sales Team
Software Improvement

TOP 3 REASONS TO INVEST

1. Market Leader: PREPPS is set to be the Market Leader in the $10Billion College Recruitment Industry.

2. Recurring Revenue: Recurring Revenue of estimated $55.7M/Year in 3 years.

3. **Do it for the cause:** A win for diversity and better opportunities for students from low-income groups.

Disclaimer: Revenue projections cannot be guaranteed

INVESTOR PERKS

$500	Welcome letter hand-signed by Christian Dupervil, founder of PREPPS
$1,000	$5000 worth of ad credit on PREPPS.com towards high school students, or PREPPS.online toward college administrators
$2,500	National spotlight for a High-school student of your choice. Our Monthly 'Prepps Prodigy' highlights a student, showcasing their achievements to a national audience of college recruiters.
$5,000	Scholarship in your name
$10,000	$500 cash bonus for every million-dollar milestone (up to 10)
$20,000	$2,000 cash bonus for every million-dollar milestone (up to 10)

PREPPS is undoubtedly the future of college recruitment – this is your chance to help shape this future.

Invest in PREPPS today, or email us at **info@prepps.com** if you have any questions. We would love to connect with you.